Exhiibt 99.1

  Origin Agritech Limited Reports Unaudited Fiscal 2007 First Quarter
                           Financial Results

      Reaffirms Revenue Guidance of US$80-$90 Million for Fiscal
                              Year 2007

    BEIJING--(BUSINESS WIRE)--Feb. 27, 2007--Origin Agritech Limited (NASDAQ: SEED) ("Origin"), a vertically-integrated supplier of hybrid crop seeds in China, today announced unaudited financial results for the three-months ended December 31, 2006. These results include, on a consolidated basis, the results of Denong Zhengcheng Seed Company, Ltd. ("Denong"), a developer, producer, and marketer of rice, cotton, corn and canola seed hybrids in the southwest region of China in which Origin owns approximately 95% equity interest. Origin prepares its financial statements in accordance with generally accepted accounting principles of the United States.

    Dr. Gengchen Han, Chairman and Chief Executive Officer of Origin, commented, "Our operating results for the first quarter of fiscal 2007 reflect our commitment to operational excellence and the continued demand for our hybrid seeds. Deferred revenue, which is carried on the balance sheet, reached US$20.9 million, reflecting the value of our crop seeds after evidence of a sales arrangement is confirmed, delivery to the customer is made, and full pre-payment from the customer is received, but before the final sales price is fixed and determined. We anticipate that this deferred revenue will be recorded on the income statement during fiscal 2007. While deferred revenue increased, revenues on the income statement were, as expected, nominal during the three-month period ended December 31, 2006, although expenses continued to be incurred as part of our ongoing efforts to expand our operations in anticipation of gaining additional market share. We are supported in our growth initiatives by a strong financial position. At December 31, 2006, Origin's balance sheet included cash, cash equivalents, and held-to-maturity investments totaling US$33.1 million, and minimal long-term debt."

    FINANCIAL RESULTS OVERVIEW

    Revenue for the first quarter of fiscal 2007 amounted to US$2.47 million, primarily attributable to sales of canola seeds by Denong, which Origin acquired in 2006. Origin did not recognize any revenues for the three-months ended December 31, 2005, and net revenues for that quarter were negative because the Company paid PRC business tax amounting to US$0.20 million in that period.

    Gross profit for the three-months ended December 31, 2006 was US$1.05 million compared to negative US$0.48 million in the same period of prior year.

    Total operating expenses for the three-months ended December 31, 2006 increased to US$4.73 million from US$2.27 million reported for the same period in 2005. Higher operating expenses included expenses related to the acquisition of Denong, specifically, the inclusion of US$0.63 million of general and administrative expenses, and the inclusion US$0.45 million in selling and marketing expenses. In addition, research and development expenses rose by US$0.41 million due to Origin's continued research and development activities in various areas.

    The operating loss for the three-months ended December 31, 2006 increased to US$3.68 million from US$2.46 million for the same period in 2005.

    Net loss for the three months ended December 31, 2006 was US$3.93 million, or US$0.16 per diluted share, as compared to a net loss of US$2.3 million, or US$0.14 per diluted share, in the same period one year ago.

    Dr. Han concluded, "We entered fiscal 2007 in the strongest position in our history. We expect to bolster our product catalog, and enhance our future gross margins, through the approval and introduction of at least 8 new proprietary hybrid seeds in 2007. We are also exploring strategic acquisition opportunities, and are in various stages of discussions with potential candidates."

    BALANCE SHEET

    Origin's balance sheet at December 31, 2006 included cash and cash equivalents of US$18.37 million, investments in US Government Agency bonds amounting to US$14.68 million, working capital of US$18.14 million, and shareholders' equity of US$54.74 million.

    FISCAL 2007 GUIDANCE

    Based on its current outlook, and existing and anticipated business conditions, Origin expects to report revenues for the fiscal year ending September 30, 2007 of between US$80 million and US$90 million. This guidance is based on the assumptions of continued strong performance in Origin's base business, continued revenue growth at Denong, the introduction and growth in the sale of proprietary seeds, and is subject to certain market conditions. This guidance does not take into account any acquisitions that may occur during fiscal 2007.

    CONFERENCE CALL

    As previously announced, Origin will not be conducting a conference call in connection with the issuance of first quarter results. In lieu of a conference call, and in an effort to enhance the understanding of Origin's operations, investors are encouraged to visit the Company's web site at www.originseed.com.cn for a list of selected Questions and Answers related to first quarter financial results.

    ABOUT ORIGIN

    Origin specializes in the research, development, production, sale and distribution of hybrid crop seeds in China. The Company owns or leases facilities in, among other locations, Beijing, Gansu, Henan, Helongjiang, Liaoning, Jilin, Hainan, Sichuan, Hebei, Yunnan, Jiangsu, Shanxi, Guizhou, Hubei, Anhui, Guangxi, Hunan and Jiangxi provinces. Origin launched its first entirely internally developed seed in 2003. As of 2006, Origin had ten proprietary corn hybrids, six proprietary rice hybrids and two proprietary canola hybrids currently in the market.

    FORWARD LOOKING STATEMENTS

    This release contains forward-looking statements. These statements include, without limitation, statements regarding our expectations (such as our anticipated range of revenues for the fiscal year 2007), assumptions, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on February 15, 2007. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.



                CONSOLIDATED STATEMENTS OF OPERATIONS
                  (In thousands, except share data)

                                                 Three months ended
                                                     December 31,
                                               -----------------------
                                                  2005        2006
                                               ----------- -----------
                                                   US$         US$
                                               (unaudited) (unaudited)

Revenues                                             (135)      2,465
Cost of revenues                                     (340)     (1,418)
                                               ----------- -----------
Gross profit                                         (475)      1,047
                                               ----------- -----------

Operating expenses:
 Selling and marketing                               (997)     (1,529)
 General and administrative                        (1,149)     (2,663)
 Research and development                            (126)       (536)
                                               ----------- -----------
Total operating expenses                           (2,272)     (4,728)
                                               ----------- -----------
Other operating income                                285           -
                                               ----------- -----------
Income from operations                             (2,462)     (3,681)
Interest expense                                      (48)       (545)
Equity in earnings of associated company               71        (579)
Interest income                                        58         299
Other income                                           30           6
                                               ----------- -----------
Income before income taxes and minority
 interests                                         (2,351)     (4,500)
Income tax expense:
 Current                                               31        (481)
 Deferred                                             (56)      1,037
                                               ----------- -----------
Income tax expense                                    (25)        556
                                               ----------- -----------
Income before minority interests                   (2,376)     (3,944)
Minority interests                                     80          15
                                               ----------- -----------
Net income                                         (2,296)     (3,929)
                                               =========== ===========
Net income per share-basic                          (0.15)      (0.17)
                                               =========== ===========
Shares used in calculating basic net income
 per share                                     14,814,918  23,472,910

Net income per share-diluted                        (0.14)      (0.16)
                                               =========== ===========
Shares used in calculating diluted net income
 per share                                     16,534,536  25,040,085
Cash dividend per share                                 -           -
                                               =========== ===========




                     CONSOLIDATED BALANCE SHEETS
                            (In thousands)

                                 As of September, 30 As of December 31
                                 ------------------- -----------------
                                        2006               2006
                                 ------------------- -----------------
                                         US$                US$
Assets                                (audited)         (unaudited)
Current assets:
  Cash and cash equivalents                  17,833            18,371
  Held-to-maturity investments,
   at amortized cost                         18,575            14,682
  Accounts receivable                         1,577             2,422
  Due from related parties                      869             1,097
  Advances to suppliers                         451             2,776
  Advances to growers                         6,230             1,121
  Inventories                                43,468            86,748
  Income tax recoverable                        277                90
  Prepaid expenses and other
   current assets                             1,615             1,962
                                 ------------------- -----------------
Total current assets                         90,895           129,269
                                 ------------------- -----------------
Land use rights, net                          2,141             2,154
Plant and equipment, net                     15,869            16,114
Long-term investments                         4,920             9,409
Goodwill                                      1,379             1,397
Due from related parties-long
 term                                           822               833
Acquired intangible assets, net               3,780             4,140
Deferred income tax assets                      511             1,555
Other assets                                  4,191             2,272
                                 ------------------- -----------------
Total assets                                124,508           167,143
                                 =================== =================

Liabilities, minority interests
 and shareholders' equity
Current liabilities:
  Short-term borrowings                      32,009            38,569
  Accounts payable                            2,785            10,263
  Due to growers                              4,908            10,658
  Due to related parties                      1,308             5,363
  Advances from customers                     9,633            13,276
  Deferred revenues                           3,049            20,904
  Income tax payable                          4,942             5,028
  Other payables and accrued
   expenses                                   5,840             7,070
                                 ------------------- -----------------
Total current liabilities                    64,474           111,131
                                 ------------------- -----------------
Long-term borrowings                            238               241
Other long-term liability                       127               311
                                 ------------------- -----------------
Total liabilities                            64,839           111,683
                                 ------------------- -----------------
Minority interests                            1,651               722
Commitments and contingencies
Shareholders' equity:
Preferred stock (no par value,
 1,000,000 shares authorized;
 none issued)
Common stock (US$1 par value;
 10,000 shares authorized,
 issued and outstanding in 2004;
 no par value; 60,000,000 shares
 authorized, 18,203,193 shares
 issued and outstanding in 2005,
 and 23,453,077 shares issued
 and outstanding in 2006)                         -                 -
  Additional paid-in capital                 43,119            43,840
  Retained earnings                          15,410            11,678
  Accumulated other
   comprehensive loss                          (511)             (780)
                                 ------------------- -----------------
Total shareholders' equity                   58,018            54,738
                                 ------------------- -----------------
Total liabilities, minority
 interests and shareholders'
 equity                                     124,508           167,143
                                 =================== =================

    CONTACT: Origin Agritech Limited
             Jeff Wang, 0086-10-5890-7518
             Chief Financial Officer
             or
             Irving Kau, 760-918-1781
             Vice President, Finance
             or
             Investor Relations:
             The Equity Group Inc.
             Devin Sullivan, 212-836-9608